Division of Corporation Finance U.S. Securities and Exchange Commission Attn. Mr. J. B. Rosenberg Senior Assistant Chief Accountant
100-F Street, N.E. Washington, D.C. 20549-6010 United States of America	AEGON N.V.

Postal address:
P.O. Box 85 2501 CB The Hague (The Netherlands)

AEGON N.V. visiting address:
Bezuidenhoutseweg 273 2594 AN The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	January 17, 2008

Dear Mr. Rosenberg,

We thank you for your letter dated January 3, 2008 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2006.

We set forth below our response to the comment of the staff of the Division of Corporate Finance (“the staff”) of the Securities and Exchange Commission (the “Commission”).

Form 20-F for the year ending December 31, 2006

18.2.2 Changes in accounting and presentation policies, page 191

In your response, you reference paragraph 6 of IAS 7 which states that “operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.” When we look to the transactions that you represent as being principal revenue-producing activities such as purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use, we note that these transactions do not appear to be revenue-producing activities because they do not relate to (1) the sale of goods; (2) the rendering of services; or (3) the use by others of entity assets yielding interest, royalties and dividends as noted under the scope of IAS 18.

We agree with your observation that IAS 7, paragraph 15, clarifies how to evaluate whether an investing activity of an entity should nonetheless be classified as an operating activity. We believe that the principle evident in IAS 7, paragraph 15 is that investing activities that are similar to (1) the sale of goods; (2) the rendering of services; or (3) the use by others of your assets should be classified as operating services. Cash advances and loans made by a financial institution to its customers are consistent with this principle, but as discussed above it does not appear that AEGON’s purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use are consistent with this principle.

Your response indicates your belief that the balance sheet classification of the reported financial assets should not be relevant when determining the classification in the cash flow statement because your financial assets are held for the “same business purpose”. You cite cash flows relating to financial assets held at fair value through profit or loss and cash flows from available for sale securities in your response as an example. We observe that the business purpose for owning financial assets helps determine their balance sheet and cash flow classification. For example, it appears clear from IAS 39, paragraph 9 that financial assets held for the purpose of near-term selling and repurchasing and short-term profit taking are classified on the balance sheet at fair value through profit or loss. Similarly, IAS 7, paragraph 16(c) and (d) require classification of financial instruments as investing activities unless they are held for the purpose of dealing or trading.

Based on the foregoing, it appears that your purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use are not revenue-producing activities and are not held for business purposes that are similar to revenue-producing activities. In these circumstances, it is unclear to us why cash flows related to these investments are not classified as investing activities on the cash flow statement. In order for us to continue to evaluate your change in the cash flow presentation, please help us understand what consideration you gave to the matters described above.

Response:

We believe both investment transactions as well as origination and settlement of the insurance and investment contracts are strongly linked and are most appropriately presented together as cash flows from operating activities. The main objective of our asset liability management is to ensure that we meet our obligations towards our policyholders. We invest the premiums received from policyholders with the objective of meeting the expected benefit and claims payments, and we are bound to contractual and regulatory requirements on the nature of the investments we hold. Given this strong link and the fact that we view our principal revenue generating activities to include related purchases and sales transactions of investments, we believe that in order for the cash flow statement to better reflect our cash flows from operating activities, we should include both the cash flows relating to origination and settlement of insurance and investment contracts as well as the related purchase and sales transaction of investments. We believe this is completely consistent with the principles underlying IAS 7.15 and that as a result IAS 7.15 allows for this accounting treatment.

In our view, the business purpose for which assets are held should determine the presentation of the related cash flows in the cash flow statement rather than the balance sheet classification of these assets. In your letter of January 3, 2008, you observed that the business purpose for owning financial assets helps determine both their balance sheet and cash flow classification. As an example you refer to financial assets held for the purpose of short-term selling and repurchasing and short-term profit-taking, that are presented as held at fair value through profit and loss in the balance sheet and as operating activities in the cash flow statement. We would like to clarify that the majority of our assets held at fair value through profit and loss are not held for trading purposes. The majority of our investments held at fair value through profit and loss have been designated as such not with the purpose of selling it in the near term nor with the purpose of short-term profit taking but rather to resolve an accounting mismatch with the related insurance and investment liabilities or because they are managed on a fair value basis.

A study of the 2005 IFRS financial statements of 23 insurance companies performed by KPMG1 showed strong support for AEGON’s position among the world’s largest insurance companies reporting under IFRS. Of the companies surveyed, eleven presented these as cash flows from operating activities. Seven presented cash flows from investments as cash flows from investing activities. The remaining five companies had adopted a hybrid model, presenting cash flows from investments held at fair value through profit and loss as operating activities whilst presenting cash flows from other investments as investing. Two of those five companies, AEGON and Zurich Financial Services Group, subsequently changed their accounting policies in 2006 and now present the cash flows from available-for-sale investments as operating activities in a manner consistent with the majority of the 23 large insurance companies reporting under IFRS. The KPMG publication observes that “cash flows from investments can either be reported in cash flows from operating or investing activities. Reporting these cash flows under operating activities indicates that the purchase and sale of investments forms part of the principal revenue-generating activities of the entity. Including these cash flows under investing activities implies that the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. IAS 7 specifies that cash flows arising from the purchase or sale of trading securities should be classified as operating activities”. We include a copy of the most relevant page of the survey for your reference.

[1]	“Principles and Presentation – Survey of insurers’ 2005 Financial Statements”

Similarly PricewaterhouseCoopers “Illustrative consolidated financial statements 2006—insurance companies” classifies cash flows from both investment in financial assets (other than loans to related parties) and investments in property as operating activities. The IFRS illustrative financial statements issued by Ernst & Young2 in 2007 adopt a different approach. In this publication cash flows from investments in financial assets are presented as operating activities and all cash flows from investment property (including rental income) are presented as investing activities. The Ernst & Young publication takes the position that cash flows for the acquisition and disposal of financial assets are classified as operating cash flows “as the purchase of these investments is funded from the net cash flows associated with the origination of insurance and investment contracts and the payment and claims incurred for such insurance and investment contracts, which are respectively treated under operating activities”.

We recognize that a divergence in application of IFRS in instances that appear to be similar are not beneficial to users of financial statements. We note that the FASB and IASB are working on a joint project concerning financial statement presentation, in which apparently more detailed guidance is expected to be provided on the definition of “operating” and “investment” 3. The Boards’ current tentative conclusion is that operating activities would include assets and liabilities that management views as integral to the business activities in which it is currently engaged and unrelated to financing those activities. Examples of items listed as to be classified in the operating category of a financial institution are cash, commercial paper, money market funds, available-for-sale financial instruments, trading portfolio assets and liabilities, and pension obligations, plus financial instruments held to hedge any of these items. Obviously we do not intend to imply that tentative conclusions reached in the joint IASB and FASB project should be taken into consideration in interpreting IAS 7. We merely observe that the IASB and FASB are currently in the process of developing new guidance that is likely to resolve the inconsistencies in the application of IAS 7.

Finally, we wish to note that we have strived for transparancy by disclosing the following cash flows separately on the face of the cash flow statement: purchase of investments other than money market investments, purchase of derivatives, disposal of investments other than money market investments, disposal of derivatives, net purchase of investments for account of policyholders, net change in cash collateral and net purchase of money market investments. By doing so we believe we are providing users of the financial statements with information about the items that other companies may classify as cash flows from investing activities.

In conclusion, we believe that IAS 7.15 allows us to define our principal revenue-generating activities as including both the origination and settlement of insurance and investment liabilities and the related purchases and sales of investments. We believe it is appropriate and helpful to group both cash flows in the same category. While a majority of the 23 largest insurance companies reporting under IFRS has adopted an approach similar to ours, we recognize that some companies have adopted a different approach. We do not believe their approach is more appropriate than our own.

[2]	“Good Insurance (International) Limited – International GAAP Illustrative Financial Statements based on International Financial Reporting Standards at 31 December 2006”
[3]	“Financial Statement Presentation Project – A joint Project of the FASB and IASB – Phase B: Summary of tentative preliminary views as of November 30, 2007”

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer